UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934



(Name of Issuer)				Aradigm Corp

(Title of Class of Securities)	Common Stock

(CUSIP Number)				038505400

(Date of Event Which Requires Filing of this Statement)	May 31, 2017

Check the appropriate box to designate the rule pursuant to which this
Schedule
is filed:
      [   ]Rule 13d-1(b)
      [ X  ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

      CUSIP No. 		038505400

          1.Names of Reporting Persons.

Laurence W.Lytton

2. Check the Appropriate Box if a Member of a Group (See Instructions)

a)..........................................................................

(b)..........................................................................

      3.SEC Use Only

      4.Citizenship or Place of Organization

      		USA

      5.Sole Voting Power  		769,328

      6.Shared Voting Power

      7.Sole Dispositive Power		769,328

      8.Shared Dispositive Power


      9.Aggregate Amount Beneficially Owned by Each Reporting
      Person		769,328 (1)

     (1) Includes 10,799 shares of Common Stock issuable upon the conversion of the 9.0% Senior Convertible Notes due 2021, and 4,319 shares of Common Stock issuable upon exercise of warrants.


      10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions).................................


      11.Percent of Class Represented by Amount in Row (9)
      			5.1% (2)

      (2) Based on 14,993,978 shares outstanding as of May 4, 2017, as reported in the March 31, 2017 10-Q.


      12.Type of Reporting Person (See Instructions)

			IN

            Item 1.

      (a)Name of Issuer		Aradigm Corp

      (b)Address of Issuer's Principal Executive Offices

			3929 Point Eden Way
			Hayward, CA 94545



	      Item 2.

      (a)Name of Person Filing	Laurence W. Lytton

      (b)Address of Principal Business Office or, if none, Residence

						467 CPW
						N.Y., NY  10025

      (c)Citizenship			USA

      (d)Title of Class of Securities	Common

      (e)CUSIP Number			038505400


      Item 3. 	not applicable


      Item 4.Ownership.

      (a)Amount beneficially owned: 	769,328

      (b)Percent of class: 		5.1%

      (c)Number of shares as to which the person has:

      (i)Sole power to vote or to direct the vote 	769,328.

      (ii)Shared power to vote or to direct the vote

      (iii)Sole power to dispose or to direct the disposition of  769,328.

      (iv)Shared power to dispose or to direct the disposition of


      Item 5.Ownership of Five Percent or Less of a Class: ( )



      Item 6.Ownership of More than Five Percent on Behalf of Another Person.

			Not applicable

      Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

			Not applicable

      Item 8.Identification and Classification of Members of the Group

			Not applicable

      Item 9.Notice of Dissolution of Group

			Not applicable

      Item 10.Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      ___6/09/17_________________________
      Date
      ____s/ Laurence W. Lytton____________________________
      Signature
      _____Laurence W. Lytton___________________________
      Name/Title